                                                                                                    Exhibit 4.11

Technology Partnerships Canada An Agency of Industry Canada	Partenariat technologique Canada Un organisme d'Industrie Canada	"TPC" AGREEMENT NO. 720-482523

TECHNOLOGY PARTNERSHIPS CANADA

DNA Micro-Array Technologies: Novel Platform and Applications

This Agreement made

Between:	HER MAJESTY THE QUEEN IN RIGHT OF CANADA
as represented by the Minister of Industry
(hereinafter referred to as "the Minister")

And:	TM BIOSCIENCE CORPORATION, a corporation duly incorporated
under the laws of the Province of Ontario, having its head office located at
900-439 University Avenue, Toronto, Ontario
(hereinafter referred to as "the Proponent")

WHEREAS in a context in which innovation is essential in an increasingly knowledge-based economy, the Minister is charged with the achievement of Canada's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development; and

WHEREAS the Techiology Partnerships Canada ("TPC") Program is specifically designed to promote the above objectives by means of strategically investing in research, development and innovation in order to encourage private sector investment, and so maintain and grow the technology base and technological capabilities of Canadian industry throughout the country; and

WHEREAS the Minister agrees to make a TPC investment in the Proponent's project described in this Agreement, considering that:

(i)	the technology developed under this project will lead toward development of genetic testing products; and

(ii)	the project will assist the Government of Canada in fulfilling its Innovation Strategy objectives more readily; and

(iii)	the project will strengthen the Canadian biotechnology industry and will enhance Canada's position as a technologically advanced nation.

AND WHEREAS the entering into this Agreement is not contingent upon any export performance on the part of the Proponent.

NOW, THEREFORE, in consideration of their respective obligations set out below, the parties hereto agree as follows.

Canada

"TPC" AGREEMENT NO. 720-482523

TECHNOLOGY PARTNERSHIPS CANADA

DNA Micro-Array Technologies: Novel Platform and Applications

This Agreement made

Between:	HER MAJESTY THE QUEEN IN RIGHT OF CANADA
as represented by the Minister of Industry
(hereinafter referred to as "the Minister")

And:	TM BIOSCIENCE CORPORATION, a corporation duly incorporated
under the laws of the Province of Ontario, having its head office located at
900-439 University Avenue, Toronto, Ontario
(hereinafter referred to as "the Proponent")

WHEREAS in a context in which innovation is essential in an increasingly knowledge-based economy, the Minister is charged with the achievement of Canada's objectives of increasing economic growth, creating jobs and wealth, and supporting sustainable development; and

WHEREAS the TechrXology Partnerships Canada ("TPC") Program is specifically designed lo promote the above objectives by means of strategically investing in research, development and innovation in order to encourage private sector investment, and so maintain and grow the technology base and technological capabilities of Canadian industry throughout the country, and

WHEREAS the Minister agrees to make a TPC investment in the Proponent's project described in this Agreement, considering that:

(i)	the technology developed under this project will lead toward development of genetic testing products; and

(ii)	the project will assist the Government of Canada in fulfilling its Innovation Strategy objectives more readily; and

(iii)	the project will strengthen the Canadian biotechnology industry and will enhance Canada's position as a technologically advanced nation.

ANDWHEREAS the entering into this Agreement is not contingent upon any export performance on the p of the Proponent.

NOW, THEREFORE, in consideration of their respective obligations set out below, the parties hereto agree as follows.

Article 1 - Deadline for receipt of signed agreement

1.1	ThisAgreement must be signed by the Proponent and received by the Minister within thirty (30) days of its signature on behalf of the Minister, failing which it will be null and void.

Article 2 - Documents forming part of this Agreement

2.1	The following documents form an integral part of this Agreement:

These Articles of Agreement
Schedule 1 - TPC General Conditions
Schedule 2 - The Project
Schedule 3 - Claims and TPC Project Cost Principles
Schedule 4 - Contractual Benefits
Schedule 5 - Reporting Requirements
Schedule 6 - Project Fact Sheet for News Release

2.2	In the event of conflict or inconsistency, the order of precedence amongst the documents forming part of, this Agreement shall be:

these Articles of Agreement,
Schedule 1 - General Conditions
Schedule 2 - The Project
Other Schedules

Article 3 - The Proponent's Obligations

3.1
The Proponent will carry out the DNA Micro-Array Technologies: Novel Platform and Applications Project ("the Project") as described in Schedule 2, will make claims in accordance witlj Schedule 3, will provide the benefits mentioned in Schedule 4, will issue the reports required under Schedule 5 and will fulfil all of its other obligations hereunder, in a diligent and professional manner using qualified personnel.

3.2	The Proponent shall ensure that the Project is completed on or before July 31, 2006 ("Project Completion Date"), unless otherwise agreed to in writing by the Minister.

Article 4 - The Contribution

4.1	Subjectto all the other provisions of this Agreement, the Minister will make a Contribution to the Proponent in respect of the Project, of the lesser of:

(a)	29.2 % of the Eligible Costs; and

(b)	$7,300000.

4.2	TheMinister will not contribute to any Eligible Costs incurred by the Proponent prior to September 1, 2002 nor after the Project Completion Date, unless otherwise agreed to inwriting by the Minister.

Article 5 - Environmental Assessment

5.1
The Minister has assessed the Project under the Canadian Environmental Assessment Act and is satisfied that any potentially adverse environmental effects that may be caused by the Project are insignificant.

Article 6 - Other Government Assistance

6.1
The Proponent hereby acknowledges that, except for scientific research and experimental development taC credits, deductions or allowances, no other federal, provincial or municipal government financial assistance other than that described below has been requested or received by the Proponent for the Eligible Costs of the Project.

Federal
	$	Nil
Provincial		$5250,000	(Province of Ontario)
Municipal	$	Nil
Total		$250,000

6.2
The Proponent 11 inform the Minister promptly in writing of any other federal, provincial or municipal government assistance (except for scientific research and experimental development tax credits, deductions or allowances) to be received for the Eligible Costs of the Project and the Minister will have the right to reduce the Contribution = der this Agreement to the extent of any such assistance.

Article 7 - Addresses

7.1	Any notice to the Minister wi11 be addressed to:

Director, Enabling Technologies Technology Partnerships Canada 10th Floor

300 Slater Street
Ottawa, Ontario K1A OC8

Fax No: (613) 954-9117

7.2	Any notice to the Proponent will be addressed to:

Chief Financial Officer
Tm Bioscience Corporation 900-439 University Avenue Toronto, Ontario
M5G 1Y8

Fax Nod (416) 593-1066

Article 8 - Special Conditions

8.1	Alternate Dispute Resolution

If a dispute arises concerning the application or interpretation of this Agreement, the parties will attempt to resolve the matter through good faith negotiation, and may, if necessary and the parties consent in writing, resolve the matter through mediation by a mutually acceptable mediator or arbitration in accordance with the Commercial Arbitration Cole set out in the schedule to the Commercial Arbitration Act (Canada), and all regulations made pursuant to that Act.

8.2	Liquidated Damages Clause

8.2.1
If in accordance with subsection 8.2 of the General Conditions (Schedule 1)., the Minister declares that an event of default has occurred and directs the Propone:zt to transfer and deliver to the Minister, title to, possession of, and all rights of the Proponent in the Intellectual Property, then the Proponent shall immediately cornply or as an alternative, the Proponent may offer to pay a settlement amount ("the Settlement Amount"), as determined by the formula in Article 8.2.2, and the Minister shall accept this offer.

8.2.2
The Settlement Amount shall be $14,625,000 (Fourteen Million Six Hundred Twenty Five Thousand Dollars) which is approximately one and a half (1%2) time: the cumulative royalty payment amount of $9,750,000 (Nine Million Seven Hundred Fifty Thousand Dollars) refereed to in Subsection A. 2.2 of Schedule 4.

If some royalty payments have already been made to the Minister under Section A ("the Payments to Minister") of Schedule 4, the Settlement Amount shall be reduced by the royalties so paid by the Proponent.

8.2.3
The Settlement Amount due to the Minister under Article 8.3 shall be paid by the Proponent within thirty (30) days of the Minister directing the Proponent to transfer and deliver to the Minister, title to, possession of, and all rights of the Proponent in the Intellectual Property, otherwise the Proponent shall immediately comply with the Minister's direction regarding the Intellectual Property.

8.2.4
The Minister and the Proponent agree that if the Settlement Amount, as determined by the frormula in Article 8.2.2, is paid in full by the Proponent, then the Agreement is deemed to be terminated in accordance with Section 7 of the General Conditions (Schedule 1).

8.3	EquityEquivalency Clause

8.3.1
The Minister shall grant the Proponent an option to terminate this Agreement in the event of a change in ownership. A change in ownership shall be deemed by the Minister to have occurred if and when a new person or entity becomes the beneficial owner of the shares of Common Stock ("the Common Shares") of the Proponent carrying in excess of fifty (50) per cent of the voting rights attached to all Common Shares issued and outstanding ("the Change in Ownership"). The Proponent shall advise the Minister in writing, at least, thirty (30) days prior to any anticipated Change in Ownership.

8.3.2
If as a result of the Change of Ownership, the Proponent decides to withdraw from the project ("the Event of Withdrawal"), the Minister shall not deem the Event of Withdrawal as an event of default and the remedies set forth in subsection 8.2 of the General Condition (Schedule 1) shall not apply. For greater certainty, the Change of Ownership shall be deemed as a "Material Change" as this term is defined in Article 2 of the General Conditions (Schedule 1).

8.3.3
Within ninety (90) days following the Event of Withdrawal, the Proponent shall pay to the Minister an amount of money equal to the value of the Common Shares i n the capital of the Proponent ("the Equity Equivalency"), valued at the price per share payable on the transaction date that gave rise to the Change in Ownership. The number of Common Shares in the Equity Equivalency shall be determined by an indepe dent qualified professional, given the actual contribution(s) made by the Minist r to the Proponent at the time the contribution(s) were made, as i f this contrib tion(s) were capitalized as an investment in equity capital of the Proponent. The Pr ponent shall cover all expenses associated with this valuation.

8.3.4
In the event of stock splits, stock consolidations, or stock reclassifications that have occurred prior to the Event of Withdrawal, the Equity Equivalency position of the Minister shall be adjusted accordingly, so that the virtual ownership interest of the Minister is maintained intact as described below:

Stock Splits

In the event of any subdivision, re-division, or change of the Common Shares of the Proponent into a greater number of Common Shares at any time whilethis Agreement is in farce, the new Equity Equivalency number of Common Shares shall thereafter be such greater number of Common Shares of the Proponent as would have resulted from said subdivision, re-division, or change had the Minister actually held the previous Equity Equivalency number of Common Shares immediately prior to such subdivision, re-division, or change.

Stock Consolidation

In the event of any consolidation of the Common Shares of the Proponent into a lesser number of Common Shares at any time while this Agreement is in force, the new Equity Equivalency number of Common Shares shall thereafter be such lesser number of Common Shares of the Agreement as would have resulted from such consolidation had the Minister actually held the previous number of Common S hares immediately prior to such consolidation.

Reclassifications

(a)
In the event of any reclassification of Common Shares of the Proponent, resulting, but not limited to, the payment of a stock dividend other than dividends in the ordinary course, capital re-organization, or amalgamation of the Proponent with another corporation or the sale or conveyance of the undertaking or assets of the Proponent, as an entirety or substantially as an entirety to another entity, including pursuant to a take-over bid at, any time while this Agreement is in force, the new Equity Equivalency number of Common Shares shall thereafter be the number of Common Shares of the Proponent or of the appropriate class or classes resulting from such reclassification that the Minister would have been entitled to receive in respect of the number of Common Shares had the Minister actually held the previous Equity Equivalency number of Common Shares before such reclassification; and

(b)
In the event of any amalgamation, merger or transfer of the undertaking or assets of the Proponent as an entirety or substantially as an entirety to another corporation ('the Successor Corporation'), the Successor Corporation resulting from such amalgamation, merger, or transfer (if not the Proponent) shall be deemed to assume the due and punctual performance and observance of each and every covenant and condition contained herein to be performed and observed by the Proponent.

8.3.5
Any payment due to the Minister under this Article shall be payable within ninety (90) days of the transaction date that gave rise to the Change in Ownership. Any late payment shall incur interest charges at the Interest Rate set forth in Schedule 1. Upon payment by the Proponent to the Minister of the monetary value of the Equity Equivalency pursuant to Section 8.3.3 with interest, if applicable, this Agreement shall be terminated in accordance with Section 7 of the General Conditions (Schedule 1).

8.4 Required Government Approvals

All payments to be made by the Minister to the Proponent, pursuant to this Agreement, on or after December 31, 2005 are subject to the required Governmental approvals, including that of the Treasury Board of Canada. In the event that the Minisler is prevented from disbursing the full amount of the Contribution, the Parties agree to review the effects of such a shortfall in the Contribution on the implementation of the Agreement and to adjust, as appropriate, the Contractual Benefits specified therein.

Article 9 - Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all previous documents, negotiations, arrangements, undertakings and understandings related to its subject matter.

IN WITNESS WHEREOF the parties hereto have executed this Agreement through duly authorized representatives.

HER MAJESTY THE QUEEN IN RIGHT OF CANADA,
, as represented by the Minister of Industry

Per: /s/ Jeff Parker	2/12/03
Technology Partnerships Canada	Date
Jeff Parker- Executive Director

Tm Bioscience Corporation

Per: /s/ James Pelot	3/12/03
James Pelot CFO	Date

SCHEDULE 1 - TPC GENERAL CONDITIONS

TABLE OF CONTENTS

1.Definitions	8.1 Events of Default
"Agreement"	8.2 Remedies on Default
"Background Intellectual Property"	8.3 Remedies Fair and Reasonable
"Contribution"	8.4 No Waiver
"Eligible Costs"
"Fiscal Year"	9. Force Majeure
"Intellectual Property"	9.1 Event of Force Majeure
"Interest Rate"	9.2 Definition of Force Majeure
"Project"
"Project Completion Date"	10. Announcements
"Schedule"	10.1 Consent to Public Announcement
"Statement of Work"	10.2 Confidentiality Obligation
10.3 Reporting under Security Laws
2.Material Changes
11. Notice
3.Disposal of Assets	11.1 Form and Timing of Notice.
11.2 Change of Address
4.Claims for Payment
4.1 Payment of Claims	12. Compliance with Laws
4.2 Hold-back Rights
4.3 Overpayment by Minister	13. Members of Parliament
4.4 Set-off Rights of Minister
14. Annual Appropriations
5.Monitoring	14.1 Parliamentary Allocation
5.1 Minister's Right to Audit Accounts and Records	14.2 Lack of Appropriation
5.2 Access to Premises
5.3 Access to Third-parry Information	15. Confidentiality
15.1 Consent Required
6. Representations, Warranties and Undertakings	15.2 International Dispute
6.1 Power and Authority of Proponent	15.3 Financing and Licensing
6.2 Authorized Signatories
6.3 Binding Obligations	16. Consent of the Minister
6.4 No Pending Suits or Actions
6.5 No Gifts or Inducements	17. No Assignment of Agreement
6.6 Intellectual Property
6.7 Compliance with Environmental	18. Compliance with Post-employment Pro%isions
Protection Requirements 6.8 Other Agreements
6.9 Dividend Restriction	19. Contribution Agreement Only
6.10 Other Financing.
6.11 Lobbyist Act	20. Binding Agreement

7. Term of Agreement	21. Severability
7.1 Contractual Benefits
7.2 Advance Payment	22. Applicable Law
7.3 Audit
23. Signature in Counterparts
8. Default and Recovery

TPC GENERAL CONDITIONS

1. Definitions
For the purposes of this Agreement,	(c) the Project is carried out at locations other than thosementioned in the Statement of Work;

"Agreement" means the agreement to which these General Conditions relate, consisting of Articles of agreement and the Schedules referred to in these Articles.
(d)a change in respect of any other aspect of the Project (including but not limited to a change to key Project personnel, Project financing, or ownership of the Proponent) which has been specifically identified in another part of the Agreement as a "material change" for the purpose of this provision, his occurred.

"Background Intellectual Property" mepns the intellectual property rights in the technology developed prior to the beginning of the Project and required for the carrying out of the Project or the exploitation of the Intellectual Property.

3. Disposal of Assets
The Proponent shall retain possession and control of the Project assets, the cost of which has been contributed to by the Minister under the Agreement, and shall not dispose of the same until they are no longer required to complete the Project.

"Contribution" means the funding, in aanadian dollars, payable by the Minister under the Agreement.	4. Claims for Payment
4.1 Payment of Claims
"Eligible Costs" means the Project cost elements specified in the Statement of Work in Schedule 2 and incurred by the Proponent in accordance with the TPC Project Cost Principles, excluding those Project cost elements that may be specifically mentioned in the Statement of Work as not being supported by the Minister.
The Minister will pay the Contribution to the Proponent in respect of Eligible Costs incurred on the basis of itemized claims submitted in accordance with the procedures set out in Schedule 3.
4.2 Hold-Back Rights
"Fiscal Year" means the federal government fiscal year beginning on April 1 and ending on the following March 31.
The Minister may withhold up to ten per cent (10%) of the Contribution prior to the completion of the Project or until such audit as he/she may require has been performed. In the event that no audit has been performed eighteen months after receipt of the final claim, any amount so withheld shall be released to the Proponent.

"Intellectual Property" means all technical data, including, without limitation, all designs, specifications, software, data, drawings, plans, reports, patterns, models, prototypes, demonstration units, practices, inventions, methods, applicable special purpose equipment and related technology, processes or other information conceived, produced, developed or reduced to practice in carrying out the Project, and 1 rights therein including, without limitation, patents, copyrights, industrial designs, Vade-marks, and any registrations or applications for the same pnd all other rights of intellectual property therein, including any rights which arise from the above items being heated by the Proponent as trade secrets or confidential information.

4.3 Overpayment by Minister Where for any reason:

(a)  the Proponent is not entitled to the Contribution; or

(b)       the Minister determines that the amount of the CmVibution disbursed exceeds the amount to which the Proponent is entitled,

"Interest Rate" means the Bank Rate, as defined in the Interest And Administrative Charges Regulations, in a ect on the due date, plus 300 basis points, compounded monthly. The Interest Rate for a given month can be found at: httpJ/www.pwgsc.gc.ca/recge ext/podd-e.html the Proponent will repay to the Minister, promptly and no later than 30 days from notice from the Minister, the amount of the Contribution disbursed or the amount of the overpayment, as the case may be, together with interest at the Interest Rate from the date of the notice to the day of repayment to the Minister in full. Any such amount is a debt due to Her Majesty in Right of Canada and is recoverable as such.

"Project" means the project described in Schedule 2.	4.4 Set-off Rights of Minister

"Project Completion Date" means the d$e set in the Articles of Agreement for the completion of the Project
Without limiting the scope of the set-off rights provided for under the Financial Administration Act, it is understood that the Minister nay set off against the Contribution, any amounts owed by the Proponent to Fier Majesty in Right of Canada under legislation or contribution agreements and the Proponent shall declare to the Minister all amounts outstanding in that regard when making a claim under Schedule 3.

"Schedule" means a schedule to the Agreement.	5. Monitoring

"Statement of Work" refers to the docuOent in Schedule 2 containing the description of the Project.	5.1 Minister's Right to Audit Accounts and Records

2. Material Changes	The Proponent will, at its own expense, preserve and make available for audit and examination by the Minister or the Minister's representatives the books, accounts and
No material changes will be made to the estimated total scope or nature of any element of the Project without the prior written consent of the Minister. Without limiting the generality of the foregoing, a material change will have occurred if:

records of the Project and of the information necessary to  ensure compliance with  the terms and conditions of this Agreement, including payment of amounts to the Minister. The  Minister  will  have tie  right to  conduct such  additional  audits at  the Minister's expense as may be ,:onsidered necessary using the audit staff of the Minister, the Audit Service; Group of Consulting and Audit Canada, an independent auditing firm or the
(a) a Project performance milestone is not expected to be achieved within six(6) months of the projected completion date mentioned in the Statement of Work for that element;

(b) the estimated Eligible Costs mentioned in the Statement of Work are expected to be exceeded by 20% or more;

Proponent's external auditors. The Propq'nent will ensure that any licence agreement it enters into for the exploitation of the Intellectual Property will contain similar provisions to permit the Minister to audit licensees' accounts and records in respect to the calculation of amounts that may be payable by the Proponent to the Minister under this Agreement.

6.7 Compliance with Environmental Protection Requirements
The Proponent shall apply, in relation to the Project, in all mater al respects, the requirements ofall applicable environmental laws, regulations, orders and decrees and of regulatory bodies having jurisdiction over the Prop anent or the Project.

5.2 Access to Premises
The Proponent will provide the representatives of the Minister reasonable access to the Proponent's premises to inspect and assess the progress of the Agreement or any element thereof and supply promptly on request such data as the Minister may reasonably require f statistical or project evaluation purposes.

6.8 Other Agreements
The Proponent represents and warrants that it has not entered, and undertakes not to enter, without the Minister's written consent, into any agrrement that would prevent the full implementation of the Agreement by the Proponent.

5.3 Access to Third-Party Information
The Proponent will, to the extent practicable, assist the Minister with the implementation of the Agreement and facilitate access by the Minister to information from third parties, relating to the Agreement.

6.9 Dividend Restriction
The Proponent will not make any dividend payments or other shareholder distributions that would prevent it from implementing the Project and other Proponent's obligations under the Agreement including the making of payments to the Minister as required under the Agreement.

6. Representations, Warranties and Hndertakines	6.10 Other Financing TheProponent remains solely responsible for providing or obtaining the funding, in
6.1 Power and Authority of Proponent	addition to the Contribution, required for the carrying out of the Project and the fulfilment of the Proponent's other obligations under the Agreement.
The Proponent represents and war ants that it is duly incorporated and validly existing and in good standing and has the power and authority to carry on its business, to hold property and to enter into this Agreement and undertakes to take all necessary action to maintain itself in good standing and to preserve its legal capacity.

6.11 Lobbyist Act
The Proponent represents and warrants that any person who Icbbys on its behalf to obtain the Agreement, or any benefit thereunder, umd who is required to be registered pursuant to the Lobbyists Registration Act R.S. 1985 c. 44 (4' Supplement), is registered pursuant to that Act.

6.2 Authorized Signatories Each party represents and warrants that the, signatories to the Agreement have been duly authorized to execute and deliver the Agreement.	7. Term of Agreement
7.1 Contractual Benefits
6.3 Binding Obligations
Each party represent and warrants t the execution, delivery and performance of the Agreement have been duly and validly authorized and that when executed and delivered, the Agreement will constitute a legal, valid and binding obligation enforceable in accordance with its tem.

The Agreement will terminate when all of the Proponent's undertakings in regard to the contractual benefits mentioned in Schedule 4 have bean fulfilled.

7.2 Advance Payment
Any advance or accelerated payment by the Proponent of the amounts due to the Minister under Schedule 4 shall not have the effect of shortening the period set in Schedule 4 for the fulfilment of contractual benefit to Canada.

6.4 No Pending Suits or Actions
The Proponent warrants that it is under noobligation or prohibition, nor is it subject to or threatened by any actions, snits or proceedings which could or would prevent compliance with the Agreement. The Proponent will advise the Minister forthwith of any such occurrence during the term of the Agreement.
7.3 Audit The audit right of the Minister under section 5 above will survive for one year the termination date established under subsection 7.1 above. 8. Default and Recovery

6.5 No Gifts or Inducements
The Proponent represent and warrants that it has not, nor has any person offered or promised to any official or employee of Her Majesty the Queen in Right of Canada, for or with a view to obtaining the Agreement, any bribe, gift or other inducement, and it has not for has any person on its behalf employed any person to solicit the Agreement for a commission, contingency fee or any other consideration dependMt upon the execution of the Agreement.

8.1 Events of Default
The Minister may declare that an event of default has occurred if:

(a) the Proponent is adjudged or declared bankrupt or if it goes into receivership or takes the benefit of any statute from t me to time in force relating to bankrupt or insolvent debtors

6.6 Intellectual Property	(b) an order is made which is not being contested or appealed by the Proponent or a resolution is passed for the winding; up of the Proponent or it is dissolved;

(a) The Proponent represent and warrants that it either owns the Background Intellectual Property or holds sufficient rights in the same to permit the Project to be carried out and the Intellectual Property to be exploited by the Proponent.
(c) the Proponent has intentionally submitted Use or misleading information to the Minister or intentionally made a false or misleading representation;

(b) The Proponent will ensure that title to the Intellectual Property is to be vested, and unless otherwise agreed to in writing by the Minister, to remain, exclusively with the Proponent.	(d) any material term, condition or undertaking in the Agreement is not complied with in any material respect; or

(c) The Proponent shall take appropriade steps to protect the Intellectual Property and shall, upon request, provide information to the Minister in that regard.	(e)the Proponent neglects or fails to pay to the Minister any amount due in accordance with this Agreement;

provided that the Minister will not declare an event of default has occurred by reason of paragraphs (c), (d) or (e) unless the Minister has given notice to the Proponent of the condition or event which in the Minister's opinion constitutes an event of default and the Proponent has failed, within 30 days of receipt of the notice, either to correct the Condition or event complained of or to demonstrate, to the satisfaction of the!Minister, that it has taken such steps as are necessary to correct the condition, and has notified the Minister of the rectification.

8.2 Remedies on Default
If the Minister declares that an event of default has occurred, the Minister may exercise one or more of the following remedies:

(a)	suspend any obligation by the Minister to contribute or continue to contribute to the Eligible Costs including any obligation to pay any amount owing prior to the date of such suspension;

(b)	terminate any obligation of the Minister to contribute or continue to contribute to the Eligible Costs, including any obligation to pay any amount owing prior to the date of such termination;

(c)
require the Proponent to repay to the Minister all or part of the Contribution paid by the Minister to the Proponent, and pay the Minister any amounts due under the Agreement, together with interest from the date of demand at the Interest Rate;

Wm event of default has occurred in relation to paragraph 8.1(a) or (b), or as a result of the failure of the Proponent to comply with subsection 6.6 of these General Conditions (Intellectual Property), section A (Payments to Minister) or subsection B.1 (Work in Canada) of Schedule 4, or the provisions that may be part of the Agreement regarding the disposal of special purpose equipment, the Minister may direct the Proponent to transfer and deliver to the Minister title to, possession of, and all rights of the Proponent in the Intellectual Property, and the Proponent Will immediately comply.

83 Remedies Fair and Reasonable
The Proponent acknowledges that in view 5f the policy objectives served by the Ministers agreement to make the contribution, the fact that the contribution comes from public monies, Ind that the amount of damages sustained by the Crown in the event of default is difficult to ascertain, that it is fair and reasonable that the Minister be entitled to exercise any or all of the remedies provided for in this section 8 and to do so in the manner provided for in that section if an event of default occurs; provided that in exercising any remedy in accordance with paragraph 8.2 (c) other than for a breach of paragraph 8.1(e), the Minister will credit the Proponent for any amounts paid to the Minister under Schedule 4 of this Agreement.

8.4 No Waiver
he fact that the Minister refrains from exercising a remedy he or she is entitled to exercise under the Agreement Will not constitute a waiver of such right and any partial exercise of a right will not prevent the Minister in any way from later exercising any other right or remedy under the Agreement or other applicable law.

9. Force Majeure

9.1 Event of Force Majeure
The Proponent will not be in default I>fy reason only of any failure in performance of the Project in accordance with Schedule 2 if such failure arises without the fault or negligence of the Proponent and is caused by any event of force majeure.

of government, strikes or any Act of God or other similar circumstance which is beyond the Proponent's control, and which could not have been reasonably circumvented by the Proponent without incurring unreasonable cost.

10. Announcements

10.1 Consent to Public Announcements
The Proponent hereby consents to public announcements by or on behalf of the Minister containing any of the information contained in Schedule 6 entitled "Project Fact Sheet for News Release".

10.2 Confidentiality Obligation
The Minister will inform the Proponent of the date on which the lint public announcement is to be made and the Proponent will not disclose thy: existence of this Agreement until such date.

10.3 Reporting under Security Laws
Nothing in this Agreement shall be interpreted as preventing the fulfilment by the Proponent of its reporting obligations under applicable security laws. 11.0 Notice
11.1 Form and Timing of Notice
Any notice, information or document provided for under the Agreement shall be effectively given if delivered or sent by letter or facsimile, post<<ge or other charges prepaid. Any notice that is delivered shall have been received on delivery; any notice sent by facsimile shall be deemed to have been received one working day after having been sent, and any notice mailed shall be deemed to have been received eight (8) calendar days after being mailed.

11.2 Change of Address
A party may change the address which that party has stipulated in the Agreement by notifying in writing the other party of the new address.

12.  Compliance with Laws
In implementing the Agreement, the Proponent will comply with all applicable federal, provincial and municipal laws, including but not limited to statutes, regulations, by-laws, ordinances and decrees.

13.  Members of Parliament
No member of the House of Commons will be admitted to any share or part of this Agreement or to any benefit to arise therefrom. No person who is a member of the Senate will, directly or indirectly, be a party to or bo concerned in the Agreement.

14.  Annual Appropriations

14.1 Parliamentary Allocation
Any payment by the Minister under this Agreement is subject to there being an appropriation for the Fiscal Year in which the payment is to Lw made; and to cancellation or reduction in the event that departmental funding levels are changed by Parliament.

14.2 Lack of Appropriation

P 91 Definition of Force Majeure Force majeure means any cause whicl is unavoidable or beyond the reasonable control of the Proponent, including war, riot, insurrection, orders

In the event that the Minister is prevented from disbursing the full amount of the Contribution due to a lack or reduction of appropriation or departmental funding levels, the parties agree to review the effects of such a shortfall in the Contribution on the implementation of the Agreement and tc adjust, as appropriate, the Contractual benefits specified in Schedule 4.

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provisions of the Agreement.

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15.  Confidentiality

15.1 Consent Required
Subject to section 10 and the Access to 1r+formation Act, each parry shall keep confidential and shall not without the Consent of all parties disclose the contents of the Agreement and the documents pertaining thereto, whether provided before or after the Agreementwas entered into, or of the transactions contemplated herein.

15.2 International Dispute
The Minister is hereby authorized to disclose any of the information referred to in paragraph 15.1 above where, in the opinion of the Minister, such disclosure is required to an international trade panel for the purposes of the conduct of a dispute in which Canada is party or a third parry intervener. The Minister shall give prior notice to the roponent of such disclosure.

15.3 Financing and Licensing
The Minister hereby consents to the Propor ent disclosing the Agreement or any portion thereof for the purposes of sedduring additional financing or of licensing for commercial exploitation, sub~ect to the Proponent having the person to whom the information is disc osed execute a non-disclosure agreement prior to disclosure

16.  Consent of the Minister
Wheneverthe Agreement provides for the Pfoponentobtaining the consent or agreement of the Minister, it is understood that such consent or agreement shall not be unreasonably withheld and that the Minister may make the issuance of such consent or agreement subject to reasonable conditions.

22.  Applicable Law
The Agreement shall be interpreted in accordance with the laws in :orce in the province where the Proponent's head office is located.

23.  Signature in Counterparts
This Agreement may be signed in counterparts, each of which when taken together, will constitute an original Agreement

17. No Assignment of Agreement
The Proponent shall not assign the Agreement nor any part thereof without the prior written consent of the Minister.

18. Compliance with Post-Employmenr Provisions
The Proponent confirms that no individu for whom the post-employment provisions of the Conflict of Interest and Post-Employment Code for Public Office Holders or the Conflict of Interest d Post-Employment Code for the Public Service apply, will derive a direct nefrt from this Agreement unless that individual is in compliance with the applicable post-employment provisions.

19. Contribution Agreement Only
The Agreement is a contribution agreement only,not a contract for services or a contract of service or employment, add nothing in the Agreement, the parties relationship or actions is intended tc create, nor shall be construed as creating, a partnership, employment or agency relationship between them. The Proponent is not in any way authorized to make a promise, agreement or contract and to incur any liability on behalf of Canada, nor shall Canada make a promise, agreement or contract and inch any liability on behalf of the Proponent, and the Proponent shall be sclely responsible for any and all payments and deductions required by the applicable laws.

20. Binding Agreement
This Agreement is binding on the parties aid their successors and permitted assigns.

21. Severability
Any provision of this Agreement prohibite will be ineffective only to the extent of such will be severable

. without invalidating or o	by law or otherwise ineffective prohibition or ineffectiveness and herwise affecting the remaining